UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
___________________________

FORM 11-K

FOR ANNUAL REPORTS OF
EMPLOYEE STOCK REPURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission File Number 0-20212

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ARROW INTERNATIONAL, INC. 401(K) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Arrow International, Inc.
P.O. Box 12888
Reading, Pennsylvania 19612

ARROW INTERNATIONAL, INC. 401 (K) PLAN

Table of Contents

FINANCIAL STATEMENTS:	PAGE NO.

Report of Beard Miller Company LLP, Independent Registered	1
Public Accounting Firm

Statements of Net Assets Available for Benefits as of	2
December 31, 2006 and 2005

Statements of Changes in Net Assets Available for Benefits	3
for the years ended December 31, 2006 and 2005

Notes to Financial Statements	4

SUPPLEMENTARY SCHEDULE:

Schedule of Assets (Held at End of Year)	9

Signature	10

Exhibit Index	11

ARROW INTERNATIONAL, INC. 401 (K) PLAN

Report of Independent Registered Public Accounting Firm

To the Administrative Committee
Arrow International, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Arrow International, Inc. 401(k) Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary schedule is the responsibility of the Plan’s management. The supplementary schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BEARD MILLER COMPANY LLP

Beard Miller Company LLP
Reading, Pennsylvania
June 5, 2007

ARROW INTERNATIONAL, INC. 401 (K) PLAN

Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

	2006	2005
Assets
Investments, at fair value:
Cash and money market fund	$6,266,139	$5,825,703
Mutual funds	55,958,562	47,239,357
Arrow International, Inc. common stock	10,423,515	8,171,234
Investments, at cost:
Participant loans	2,863,429	2,409,897

	75,511,645	63,646,191

Receivables:
Participants’ contributions	39,970	37,367
Employer’s contributions	102,408	99,590

	142,378	136,957

Net Assets Available for Benefits	$75,654,023	$63,783,148

See accompanying notes to financial statements

ARROW INTERNATIONAL, INC. 401 (K) PLAN

Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2006 and 2005

	2006	2005
Investment Income
Net appreciation in fair value of investments	$6,169,538	$1,071,186
Interest and dividends	2,363,815	1,635,215

	8,533,353	2,706,401

Contributions
Participants	5,449,660	5,113,751
Rollovers	679,212	585,252
Employer, cash	1,409,523	1,267,169
Employer, Arrow International, Inc. common stock	936,108	891,373

	8,474,503	7,857,545

Benefits Paid to Participants	(5,122,511)	(7,333,306)

Administrative Expenses	(14,470)	(9,181)

Net Increase	11,870,875	3,221,459

Net Assets Available for Benefits - Beginning of Period	63,783,148	60,561,689

Net Assets Available for Benefits - End of Period	$75,654,023	$63,783,148

See accompanying notes to financial statements

ARROW INTERNATIONAL, INC. 401 (K) PLAN

Notes to Financial Statements
Years Ended December 31, 2006 and 2005

Note 1 - Description of Plan

The following brief description of the Arrow International, Inc. 401(k) Plan (the Plan) is provided for general purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a contributory, defined contribution plan which was adopted on September 1, 1991 to establish a deferred compensation arrangement under the provisions of Section 401(a) of the Internal Revenue Code (the Code). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and is intended to be a qualified plan under Section 401(a) of the Code.

Eligibility

All employees of Arrow International, Inc. (the Company) and any of its affiliates which adopt the Plan are eligible to participate in the Plan immediately upon hire except (i) non-resident aliens and (ii) employees who are not scheduled to work 1,000 hours or more annually; provided, however, any employee who does work or is credited with at least 1,000 hours of service during a plan year will be eligible to participate.

Participant Accounts

Each participant's account is credited with the participant's contributions and credited or charged with allocations of (a) the Company's contributions and (b) Plan investment earnings and losses, and administrative expenses, if any.

Forfeited Accounts

As of December 31, 2006 and 2005, forfeited employer matching non-vested accounts amounted to $91,136 and $39,139, respectively. Forfeitures of employer matching non-vested accounts are used to reduce the employer’s matching 401(k) contribution. During the periods ended December 31, 2006 and 2005, forfeitures of $0 and $40,000, respectively, were applied against employer contributions.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. A participant becomes 20% vested in the Company’s discretionary contributions to the Plan after one year of service. Vesting increases 20% each year until the participant is fully vested after five years of credited service.

ARROW INTERNATIONAL, INC. 401 (K) PLAN

Notes to Financial Statements
Years Ended December 31, 2006 and 2005

Note 1 - Description of Plan (Continued)

Contributions

Employee Tax Deferred Contributions

Eligible participants may contribute up to 20% of their pre-tax earnings. The participants may direct their accounts into several different investment options. Participants are not permitted to allocate more than 50% of their contributions to the Arrow International Common Stock Fund. Contributions are subject to certain limitations.

Employer Contributions

The Plan sponsor can make discretionary matching contributions to the Plan. During the years ended December 31, 2006 and 2005, the Company made this discretionary matching contribution at the rate of 50% of every dollar contributed by employees up to a maximum of 2% of the employee's pre-tax salary. Contributions are subject to certain limitations.

Other Employer Contributions

The Plan sponsor is permitted to make a discretionary contribution to the Plan for the benefit of all employees. This contribution is to be made in the form of the Company’s common stock. During the years ended December 31, 2006 and 2005, the Plan sponsor chose to make this contribution at the rate of 1% of each employee's monthly salary. Once this contribution is made, participants have the ability to liquidate the stock and move the proceeds into other Plan investment options. Participants are immediately 100% vested in this contribution. Contributions are subject to certain limitations.

Payment of Benefits

Upon retirement, disability, or death, distributions will be paid as soon as administratively possible in a lump sum or as an annuity. Upon termination of service other than by retirement, disability, or death, participants will receive a lump sum payment if the total of their vested account balance does not exceed $1,000 ($5,000 prior to March 28, 2005). If the vested account balance exceeds $1,000, the assets will generally be held in a trust until the participant's normal or early retirement date. However, terminated participants may elect to receive their salary deferral accounts in the year following termination.

There were distributions due participants in the amount of $0 and $1,287 at December 31, 2006 and 2005, respectively.

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan terms may not exceed five years unless the loan is for the purchase of a primary residence. Loans are secured by the balance in the participant’s account and bear interest at the prime rate. Loans are repaid through regular payroll deductions.

Administrative Costs

Substantially all plan expenses are paid by the Plan sponsor.

ARROW INTERNATIONAL, INC. 401 (K) PLAN

Notes to Financial Statements
Years Ended December 31, 2006 and 2005

Note 2 - Summary of Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

T. Rowe Price Trust Company is the Plan’s trustee and recordkeeper.

Money market funds, mutual funds, and the Company’s common stock are stated at quoted market prices. Participant loans are stated at their unpaid principal balance which approximates their fair value. The change in the difference between fair value and the cost of investments is reflected in the statements of changes in net assets available for benefits as a component of the net realized and unrealized appreciation (depreciation) in fair value of investments.

Investments of the Plan are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect investment assets reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Mutual Fund Fees

Net investment returns reflect certain fees paid by the mutual funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus. These fees are deducted prior to allocation of the Plan's investments earnings activity and thus are not separately identifiable as an expense.

Payment of Benefits

Benefit payments to participants are recorded when paid.

ARROW INTERNATIONAL, INC. 401 (K) PLAN

Notes to Financial Statements
Years Ended December 31, 2006 and 2005

Note 3 - Investments

The following table represents plan investments at December 31, 2006 and 2005. Investments that represent 5% or more of the Plan’s net assets are separately identified.

	December 31, 2006		December 31, 2005
Investments	Cost	Fair Value	Cost	Fair Value
At Fair Value as Determined by Quoted Market Prices:
Money market fund, T. Rowe Price Prime Reserve Fund	$6,266,049	$6,266,049	$5,825,703	$5,825,703
Non-interest bearing cash	90	90	-	-

Mutual funds:
T. Rowe Price Balanced Fund	10,184,214	11,942,241	9,703,514	10,827,320
T. Rowe Price Blue Chip Growth Fund	15,941,638	20,067,444	16,445,110	19,349,693
Other mutual funds	21,027,635	23,948,877	15,535,614	17,062,344

Common stock, Arrow International, Inc.	7,122,121	10,423,515	6,330,146	8,171,234

At Cost, Which Approximates Fair Value:
Participant loans	2,863,429	2,863,429	2,409,897	2,409,897

	$63,405,176	$75,511,645	$56,249,984	$63,646,191

During the years ended December 31, 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2006	2005

Investments at fair value as determined by quoted market prices:
Arrow International, Inc. common stock	$1,840,924	$(557,949)
Mutual funds	4,328,614	1,629,135

	$6,169,538	$1,071,186

ARROW INTERNATIONAL, INC. 401 (K) PLAN

Notes to Financial Statements
Years Ended December 31, 2006 and 2005

Note 4 - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

Note 5 - Income Tax Status

The Plan obtained its latest determination letter on December 18, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related trust is tax-exempt.

Note 6 - Parties-in-Interest Transactions

Certain Plan investments are mutual funds that are managed by T. Rowe Price, the Plan’s trustee and a party-in-interest to the Plan. The Plan also has a common stock fund which holds shares of common stock of Arrow International, Inc., the Plan sponsor and a party-in-interest. The Plan held 294,616 shares and 281,684 shares of Arrow International, Inc. common stock at December 31, 2006 and 2005, respectively. In addition, the Plan issues loans to participants, which are secured by the balances in such participants’ accounts.

Fees paid during the years ended December 31, 2006 and 2005 for administrative services rendered by parties-in-interest were based on customary and reasonable rates for such services.

Therefore, related party transactions qualify as parties-in-interest transactions. All other transactions which may be considered parties-in-interest transactions relate to normal plan management and administrative services, and the related payment of fees.

Note 7 - Excess Contributions

As of December 31, 2006 and 2005, net assets available for benefits included approximately $116,000 and $46,000, respectively, due to certain active participants for excess deferral contributions. Excess contributions associated with the Plan year ended December 31, 2005, in the amount of $46,000, were recorded as benefit payments for 2006. The excess contributions as of December 31, 2006 will be recorded as benefit payments when distributed in 2007.

ARROW INTERNATIONAL, INC. 401 (K) PLAN

Schedule of Assets (Held at End of Year)

Form 5500 - Schedule H - Line 4i
EIN: 23-1969991
PN: 004
December 31, 2006

(a)	Identity of Issue (b)	Description of Investment (c)	** Cost (d)	Current Value (e)

	Cash and Cash Equivalents	Cash	N/A	$90
*	T. Rowe Price Prime Reserve Fund	Money Market Fund	N/A	6,266,049
*	T. Rowe Price Balanced Fund	Mutual Fund	N/A	11,942,241
*	T. Rowe Price Blue Chip Growth Fund	Mutual Fund	N/A	20,067,444
*	T. Rowe Price International Stock Fund	Mutual Fund	N/A	3,141,314
*	T. Rowe Price Spectrum Income Fund	Mutual Fund	N/A	1,896,878
*	T. Rowe Price Equity Income Fund	Mutual Fund	N/A	2,829,965
*	T. Rowe Price Equity Index 500 Fund	Mutual Fund	N/A	2,787,258
*	T. Rowe Price Mid-Cap Value Fund	Mutual Fund	N/A	1,646,602
*	T. Rowe Price Small-Cap Value Fund	Mutual Fund	N/A	1,794,477
*	T. Rowe Price Mid-Cap Growth Fund	Mutual Fund	N/A	2,144,766
*	T. Rowe Price Small-Cap Stock Fund	Mutual Fund	N/A	945,276
*	T. Rowe Price Retirement Income Fund	Mutual Fund	N/A	187,611
*	T. Rowe Price Retirement 2005 Fund	Mutual Fund	N/A	20,203
*	T. Rowe Price Retirement 2010 Fund	Mutual Fund	N/A	1,044,479
*	T. Rowe Price Retirement 2015 Fund	Mutual Fund	N/A	310,593
*	T. Rowe Price Retirement 2020 Fund	Mutual Fund	N/A	1,967,867
*	T. Rowe Price Retirement 2025 Fund	Mutual Fund	N/A	661,461
*	T. Rowe Price Retirement 2030 Fund	Mutual Fund	N/A	1,418,515
*	T. Rowe Price Retirement 2035 Fund	Mutual Fund	N/A	322,235
*	T. Rowe Price Retirement 2040 Fund	Mutual Fund	N/A	699,908
*	T. Rowe Price Retirement 2045 Fund	Mutual Fund	N/A	129,469
*	Arrow International, Inc.	Common Stock	N/A	10,423,515
*	Participant loans	5.00% to 10.5%	-0-	2,863,429

				$75,511,645

* Party-in-interest.
** Historical cost has not been presented as all investments are participant directed.

ARROW INTERNATIONAL, INC. 401 (K) PLAN

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ARROW INTERNATIONAL, INC. 401(k) PLAN

Date: June 8, 2007	By:	/s/ John C. Long
John C. Long
Vice President, Secretary and Treasurer

ARROW INTERNATIONAL, INC. 401 (K) PLAN

EXHIBIT INDEX

Exhibit No.

23.1	Consent of Beard Miller Company LLP, Independent Registered Public Accounting Firm